Exhibit 99.1
FOR IMMEDIATE RELEASE


                  Glengarry Holdings Limited Announces Results
                     from Annual General Meeting of Members

        Announces 5-for-1 Reverse Stock Split, Election of New Directors
                       and Declaration of First Dividend


Hamilton, Bermuda May 16, 2002 --David Caney, Chief Executive Officer of Glengarry Holdings Limited (OTCBB: GLGR), the Bermuda based broker/agent for IT systems and finance, outlined the Group's progress over the last nine month period at the Company's Annual General Meeting held on 14 May, 2002 in Hamilton, Bermuda.

"During this period the Company has seen significant revenue growth with continued expansion particularly in the first quarter of 2002. Results to date evidence the efforts made to bring together a strong sales culture and to play to the Company's strengths in developing our chosen markets." Mr. Caney commented that progress to date has exceeded management's original expectations and the increased revenue streams are against a backcloth of disciplined expenses and improvement in margins overall.

At the Annual General Meeting, the members of the Company:

         Adopted the financial statements for the period from 23 November 2000 (date of incorporation) to 30 June 2001 and the auditors report thereon.

         Reappointed Beckman Kirkland and Whitney as auditors until the close of the next Annual General Meeting of Members and authorised the Board of Directors to fix the auditors remuneration.

         Elected Jacqueline Antin, Glyn Williams and Nicholas J. Hoskins as "Class III" directors of the Company for three-year terms.

         Approved a reverse split (consolidation) of the Company's common shares on a one-for-five basis (the "Reverse Split") and a corresponding increase in the authorised share capital to US$5,000,000 and increase in the number of authorised common shares by tenfold to 500,000,000 authorised shares.

         Approved the Company's 2002 Equity Incentive Plan, authorising the Stock Option Committee to grant or award eligible participants stock options, stock appreciation rights, restricted stock or performance stock awards for up to 1,000,000 shares of common stock (post-Reverse Split).

         Elected directors to the boards of directors of its non-U.S. subsidiaries, Online Advisory Limited and Glengarry Software Solutions Limited.

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Following the Annual General Meeting, the board of directors approved the
1-for-5 Reverse Split to be effective after the close of trading on the OTC Bulletin Board on 30 May 2002, for shareholders of record on that date. As a result of the Reverse Split, the outstanding common shares will be decreased to approximately 8,161,125 shares.

Members will be requested to exchange their certificates representing shares held prior to the Reverse Split for new certificates. Members will be furnished the necessary materials and instructions to effect such exchange promptly following the effective date of the Reverse Split. Members should not submit any certificates until requested to do so. Certificates evidencing the new shares will be delivered to tendering shareholders on and after 31 May 2002 upon surrender of pre-Reverse Split certificates. The name, address and contact information of the Company's transfer agent is as follows:

Stock Trans Inc.
44 West Lancaster Avenue
Ardmore, PA 19003, USA
Attention: Gina Hardin
Tel: +1 610 649 7300.

No fractional shares will be issued to any member and members of record who would otherwise be entitled to receive fractional shares, will, upon surrender of their certificates, receive a cash payment in lieu thereof equal to the fair value of such fractional share.

Following the AGM, the Board of Directors also approved a one-time cash dividend of $0.21 per post-Reverse Split common share ($0.042 pre-Reverse Split shares) to be paid on 7 June 2002 to shareholders of record at the close of business on 31 May 2002.

"This past year has been a time of rapid change for our company, during which time we have made considerable strides in the development of the business, which has led to strong revenue growth and better than expected results from operations. We continue to build on this growth and believe that the decisions taken by the shareholders to reverse-split our stock 5 to 1, and to authorise an increase in share capital, will enable the Company to achieve a substantially higher profile in the market, and allow us to consider further growth through acquisition in the future. We believe that the interim dividend announced today is a clear indication of the Board's appreciation of the faith placed in us by shareholders and their continued support," said Mr. Caney.

About Glengarry Holdings Limited

Based in Hamilton, Bermuda, Glengarry Holdings Limited and subsidiaries (the "Company") is engaged in the business of acting as broker/agent for the sale of commercial equipment, information technology (IT) and new technologies with special emphasis on the medical sector. The Company also arranges commercial finance as a broker/agent, where possible linking commission payments to both the equipment purchase and the provision of financing. The Company also provides computer advisory services on a fee basis. The Company actively markets its services in Europe, Asia and the Middle East.

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FORWARD-LOOKING (SAFE HARBOR) STATEMENT

This news release contains forward-looking statements that involve risks and uncertainties including, but not limited to, a new business plan, competition, limited history of operations, adverse economic conditions, market risks and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

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For further information, please contact Tom Hutton, Public Relations, Glengarry
Holdings Limited - Bermuda

Tel  +1 441 295 3511
Fax +1 441 292 6140
E-mail tsh@glengarry.bm
Website www.glengarry.bm